

04013111

Z 8/20

19 8/20

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36005

AUG 0 4 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOLOWEY AND CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 SW 101 STREET
(No. and Street)

MIAMI (City) FLORIDA (State) 33256 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY SOLOWEY (305) 668-3389
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRAMKE ARTHUR NORMAN CPA
(Name – *if individual, state last, first, middle name*)

P.O. BOX 85 (Address) MIAMI (City) FLORIDA (State) 33156 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY SOLOWEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOLOWEY & CO., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Ada Valdes
MY COMMISSION # CC918650 EXPIRES
June 16, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

Signature

PARTNER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 12, 2004

Mr. Barry Solowey
Managing Partner
SOLOWEY & COMPANY
P.O. BOX 566060
Miami, FL 33256-6060

I have examined the Balance Sheet of Solowey and Company as of December 31, 2003 and the related statements of income changes in ownership equity and computations of net capital for the period ended December 31, 2003. The foregoing statements are presented in a form consistent with the information filed by the company contained in Form X-17A5 Focus Report filed with the Securities and Exchange Commission for the year ended December 31, 2003.

My examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control, the procedures for safeguarding securities (see Independent Auditors Report on Internal Accounting Control required by SEC Rule 17A5) and such tests thereof, for the period then ended, and such other auditing procedures as I considered necessary in such circumstances.

In my opinion, the Financial Statements as prepared in a form consistent with Form X-17A5, present fairly the financial position of Solowey and Company as of December 31, 2003 in conformity with generally accepted accounting principles applied on a consistent basis.

Respectfully submitted,



Arthur N. Framke
ANF/jm

SOLOWEY & COMPANY

ANNUAL REPORT

DECEMBER 31, 2003

BARRY & SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
BALANCE SHEET
DECEMBER 31, 2003

ASSETS:
Current

Cash in bank	$ 10,857
Due from brokers-cash credit	1,052,380
Commissions receivable	5,223
Deposits-clearing	30,000
Total current assets	$1,098,460
Furniture and equipment	$ 46,346
Less allowance for depreciation	42,380
Net book value	$ 3,966
Rental deposit and prepaid expenses	9,367
Total assets	$1,111,793

LIABILITIES;
Current:

Accrued expenses and other current liabilities	$ 44,733
Total liabilities	$ 44,733
Partners capital	$1,067,060
Total liabilities and capital	$1,111,793

Subject to Notes to Financial Statement

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF INCOME AND PROFIT AND LOSS
FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME

Total income	$ 254,300

EXPENSES

Salaries	$ 36,450
Office rent	47,914
Floor brokerage and clearing fees	41,013
Utilities	11,652
Data services and quote expense	23,156
Insurance	36,512
Dues and subscriptions	13,246
Depreciation	2,630
Payroll taxes	3,278
General overhead	80,049
Total expenses	$295,900
Net Loss	$ (41,600)

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN
LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
DECEMBER 31, 2003

The company has no subordinated liabilities

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Net ownership equity as of December 31, 2003	$1,067,060
Deduct-Nonallowable assets and other charges:	
Fixed assets-net of depreciation	(3,966)
Lease security and prepaid expenses	(9,367)
Haircut on Securities	(10,900)
Net capital	$1,042,827
Computation of aggregate indebtedness	
Accounts payable	$ 44,733
Total aggregate indebtedness	$ 44,733

Ratios of aggregate indebtedness to net capital .0043

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2003

SOURCE OF FUNDS:

Net loss from operations	$ (41,600)
Depreciation of fixed assets	2,630
Total source of funds	$ (38,970)

USES OF FUNDS:

Increase fixed assets and other	$ (28,546)
Distribution to partners	224,748
Total uses of funds	$ 196,202
Net decrease in current assets	$ (235,172)
Current assets beginning of year	1,333,632
Net current assets end of year	$ 1,098,460

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
JANUARY 1, 2003 TO DECEMBER 31, 2003

Balance January 1, 2003	$ 1,333,408
Net capital withdrawn	(224,748)
Net loss for the year	(41,600)
Net capital December 31, 2003	$ 1,067,060

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flow from operating activities:	
Net loss	$ (41,600)
Adjustment to reconcile net profit to net cash used in operating activities:	
Sale of Investment	$ 48,000
Increase in fixed assets	0
Depreciation and amortization	2,630
Decrease in receivable	155,741
Increase in payable	16,211
Decrease other assets	(11,540)
Net cash flows from operating activities	$ 169,442
Cash flow from investing activities:	
Partners drawing-net	$(224,748)
Net cash provided by financing activities	$(224,748)
Net decrease in cash	$ (55,306)

Subject to Notes to Financial Statements

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. The enclosed Financial Statements have been prepared in a form consistent with the information filed by the Company contained in Form X-17A-5 Focus Report for the year ended December 31, 2003.

2. In the course of my examination I found that the capital as reported by the firm on their Focus IIA for the year ended December 31, 2003 was understated by $10,671 from my audited capital of $1,067,060 as computed in the attached financial statements. This was caused by miscellaneous year end adjustments.

The computation of net capital has been understated by $6,488 compared to my audited schedule included in these Financial Statements. This was caused by year end adjustments.

3. The firm does not carry any customer accounts so it's status under SEC Rule 15C 3-3 is that it is exempt under Section K2A.

4. On the course of my examination I found no material inadequacies existed in the firms financial records as presented.

5. The firm has no subordinated loans as of December 31, 2003 nor has it ever had any, therefore, a statement of changes in liabilities subordinated to general creditors is not necessary.

6. Solowey and Company clears all its customer transactions on a fully disclosed basis through Fiserv Securities who carry all of the firms customer accounts. Firm trades are self cleared through National Securities Clearing Corp.

7. All securities, money funds and cash balances of Solowey and Company own trading accounts are carried by various other member firms and banks, for the account of Solowey and Company.

8. The Company operates under registration granted by the Securities and Exchange Commission, file number 8-3600.

9. The commissions receivable at 12/31/03 were collected in January, and February 2004.

10. The clearing fees payable at 12/31/03 were paid in full in January, and February, 2004.

11. No provisions for federal income tax has been made in these statements as the Company is a partnership.

12. Fixed assets consist of office furniture and equipment and are carried at cost. They are depreciated at a five and seven year life under Macr's Regulation.

Arthur N. Framke
Certified Public Accountant
P.O. Box 85
Miami, Fl 33156

February 12, 2004

INDEPENDENT AUDITOR'S REPORT OF INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To Partners
of Solowey and Company

I have examined the financial statements of Solowey & Company for the period ended December 31, 2003 and have issued our report thereon dated February 12, 2004. As part of our examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extend we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for the customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in t he preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Solowey & Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management's and the Securities and Exchange commission and should not be used for any other purpose.

